[CTI LETTERHEAD]



April 18, 2000




Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
washington, DC 20549

Re:    Cell Therapeutics, Inc.
       Registration Statement on Form S-3 (No. 333-33268)
       Application for Withdrawal under Rule 477
       -----------------------------------------

Ladies and Gentlemen:

        The undersigned registrant hereby makes application, pursuant to Rule 477 under the Securities Act of 1933, as amended, to withdraw the above-referenced Registration Statement on Form S-3 that was filed with the Securities and Exchange Commission filed on March 24, 2000 and amended on March 31, 2000. Please note that the Registration Statement has not yet been declared effective. This application is made on the grounds that based on current market conditions, the undersigned registrant has determined that it is not advisable at this time to proceed with the proposed offering.

        If you have any questions regarding this application, please contact the undersigned at (206) 282-7100 or Karen A. Dempsey of Wilson Sonsini Goodrich & Rosati PC at (415) 947-2014.


                                       Sincerely,

                                       CELL THERAPEUTICS INC.


                                       /s/ James Bianco
                                       ----------------------------------------
                                       James A. Bianco
                                       Chief Executive Officer